United States securities and exchange commission logo





                              September 10, 2020

       Mostafa Nagaty
       Chief Financial Officer
       KKR Real Estate Finance Trust Inc.
       9 West 57th Street, Suite 4200
       New York, NY 10019

                                                        Re: KKR Real Estate
Finance Trust Inc.
                                                            Form 10-K for the
year ended December 31, 2019
                                                            Form 10-Q for the
quarterly period ended March 31, 2020
                                                            Form 10-Q for the
quarterly period ended June 30, 2020
                                                            File No. 001-38082

       Dear Mr. Nagaty:

              We have reviewed your August 3, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 20, 2020 letter.

       Form 10-Q for the quarterly period ended March 31, 2020

       Item 2. Management   s Discussion and Analysis of Financial Condition
and Results of
       Operations
       Core Earnings , page 46

   1. We continue to evaluate your response to comment 1 and may have further comment.
       Form 10-Q for the quarterly period ended June 30, 2020

       Note 2. Summary of Significant Accounting Policies, page 11

   2. Please tell us and revise future filings to disclose your policy for recognizing loan writeoffs within the
allowance for credit losses. Specifically discuss the triggering events
 Mostafa Nagaty
KKR Real Estate Finance Trust Inc.
September 10, 2020
Page 2
         or other facts and circumstances that cause you to charge-off a loan. Refer to ASC 326-
         20-50-17 (c) for guidance.
      You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Shannon
Menjivar, Accounting Branch Chief, at (202) 551-3856 with any questions.



FirstName LastNameMostafa Nagaty                             Sincerely,
Comapany NameKKR Real Estate Finance Trust Inc.
                                                             Division of
Corporation Finance
September 10, 2020 Page 2                                    Office of Real
Estate & Construction
FirstName LastName